[SOUTHWEST BANCORP, INC. LETTERHEAD]

August 28, 2015

VIA EDGAR AND E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Erin E Martin, Special Counsel

Mr. Christopher Dunham, Staff Attorney

Re: Southwest Bancorp, Inc.

Registration Statement on Form S-4 (File No. 333-205521)

Originally Filed July 7, 2015, as amended

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms.  Martin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 AM, Eastern Time, on September 2, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin L. Jackson at 405.552.2240 should there be any questions concerning this matter.

Very truly yours,

Southwest Bancorp, Inc.

By/s/ Mark W. Funke

Mark W. Funke

President and Chief Executive Officer

cc: Justin L. Jackson